															Exhibit 12
		CRC Health Corporation
		Ratio of Earnings to Fixed Charges
		(In thousands, except ratios)

	Year Ended	Year Ended		Eleven Months Ended		One Month Ended	Three Months Ended		Years Ended December 31,
	2008 (2)	2007		December 31, 2006		January 31, 2006	March 31, 2005		2005		2004		2003	2002	2001
	(Successor)	(Successor)		(Successor)		(Predecessor)	(Predecessor)		(Predecessor)		(Predecessor)		(Predecessor)	(Predecessor)	(Predecessor)
Earnings (loss) from operations:
Income (loss) from operations before income taxes	$(159,190)	$4,796		$6,495		$(51,437)	$6,401		$28,917		$23,210		$(4,637)	$(12,981)	$4,011
Add: Fixed Charges	71,416	75,715		48,293		2,955	4,525		24,464		17,726		9,115	6,488	2,418
Earnings, as adjusted	$(87,774)	$80,511		$54,788		$(48,482)	$10,926		$53,381		$40,936		$4,478	$(6,493)	$6,429

Computation of fixed charges:
Total interest expense, including interest expensed and amortization of capitalized financing costs and debt discount	$54,122	$60,261		$41,456		$2,509	$3,489		$19,817		$13,965		$6,564	$4,967	$1,716
Interest portion of rent expense	17,294	15,454		6,837		446	1,036		4,647		3,761		2,551	1,521	702
Total fixed charges	$71,416	$75,715		$48,293		$2,955	$4,525		$24,464		$17,726		$9,115	$6,488	$2,418

Ratio of earnings to fixed charges (1)	-1.23	1.06		1.13		-16.41	2.41		2.18		2.31		0.49	-1.00	2.66
Ratio of earnings to fixed charges (1)	-	1.06	x	1.13	x	-	2.41	x	2.18	x	2.31	x	-	-	2.66	x

(1) The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. "Earnings" consist of earnings before income taxes plus fixed charges. Fixed charges include (i) interest expense on borrowings and amortization of capitalized financing costs and debt discount and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense. Earnings, as adjusted were not sufficient to cover fixed charges by approximately $159.2 million for the fiscal year ended December 31, 2008, $51.1 million for one month ended January 31, 2006 and $4.6 million and $12.9 million for the fiscal years ended December 31, 2003 and 2002, respectively.